iBio, Inc.
9 Innovation Way, Suite 100
Newark, Delaware 19711

July 26, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	iBio, Inc. Amendment No. 1 to Registration Statement on Form S-3 File No. 333-175420

Ladies and Gentlemen:

iBio, Inc. (the “Company”) hereby submits in electronic format for filing with the U.S. Securities and Exchange Commission (the “SEC”) one complete copy of Amendment No. 1 (the “Amendment”) to the captioned Registration Statement on Form S-3, File No. 333-175420, filed with the SEC on July 8, 2011 (the “Registration Statement”), for the registration of the issuance of up to $100,000,000 in aggregate principal amount of the Company’s common stock, preferred stock, debt securities, warrants and/or units.
The Amendment responds to the comment received from the staff of the SEC by letter dated July 19, 2011.

To facilitate the staff’s review, the numbered paragraph below corresponds to the numbered paragraph in the letter of the SEC’s comment.  The text of the comment is set forth in italics before the response.

Comment No. 1:  Please amend your registration statement to include among the documents you are incorporating by reference the Current Report on Form 8-K that you filed on June 23, 2011.

The Company has revised the Registration Statement to include the noted Current Report on Form 8-K.  See page 36.

Concluding Notes

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding.  At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (302) 355-0923, or our counsel, Andrew Abramowitz, at (212) 972-8882.

Very truly yours, iBio, Inc. Douglas Beck Chief Financial Officer

Enclosures

cc:           Jeffrey Riedler, Esq.
Assistant Director, Division of Corporation Finance

Scot Foley, Esq.
Staff Attorney, Division of Corporation Finance

Robert B. Kay

Andrew Abramowitz